RMS

SE(

18000820

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING Received

FEB 23 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huron Transaction Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Van Buren Street; Suite 1700
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Frankel (312) 583-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Geoffrey Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huron Transaction Advisory, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

BEATRIZ M OLIVERA
Official Seal
Notary Public – State of Illinois
My Commission Expires Apr 3, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Huron Transaction Advisory, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huron Transaction Advisory, LLC as of December 31, 2017 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huron Transaction Advisory, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huron Transaction Advisory, LLC's management. Our responsibility is to express an opinion on Huron Transaction Advisory, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huron Transaction Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of Huron Transaction Advisory, LLC's financial statements. The supplemental information is the responsibility of Huron Transaction Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the accompanying supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Huron Transaction Advisory, LLC's auditor since 2017.
Chicago, Illinois
February 12, 2018

Huron Transaction Advisory, LLC
Statement of Financial Condition
As of December 31, 2017

		2017
ASSETS		
Current assets:		
Cash	$	1,046,757
Client receivables, net		494,341
Receivables from affiliates		340,342
Prepaid expenses and other current assets		90,244
Total current assets	$	1,971,684
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable - trade	$	1,083
Unearned revenue		59,392
Total current liabilities		60,475
Members' equity		
Additional paid-in capital		285,816
Retained earnings		1,625,393
Total members' equity		1,911,209
Total liabilities and members' equity	$	1,971,684

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Income
For the Year Ended December 31, 2017

		2017
Revenues and reimbursable expenses:		
Revenues	$	6,929,828
Reimbursable expenses		200,416
Total revenues and reimbursable expenses		7,130,244
Direct costs and reimbursable expenses:		
Direct costs		14,858
Reimbursable expenses		200,416
Total direct costs and reimbursable expenses		215,274
Operating expenses:		
Promotion and marketing		226,614
Insurance		145,417
Consulting		81,751
Practice administration and meetings		60,872
Regulatory filing fees		37,453
Other expenses		69,411
Total operating expenses		621,518
Net income	$	6,293,452

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Change in Members' Equity
For the Year Ended December 31, 2017

	Additional Paid-In Capital	Retained Earnings	Total Members' Equity
Balance at December 31, 2016	$ 285,816	$ 681,941	$ 967,757
Net income	—	6,293,452	6,293,452
Dividends paid	—	(5,350,000)	(5,350,000)
Balance at December 31, 2017	$ 285,816	$ 1,625,393	$ 1,911,209

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,293,452
Allowances for doubtful accounts and unbilled services		174,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in client receivables, net		(284,038)
Change in affiliate receivables / payable, net		(1,064,063)
Decrease in other assets		165,692
Decrease in accounts payable - trade		(313)
Decrease in accrued payroll and related liabilities		(925,299)
Increase in unearned revenue		51,554
Net cash provided by operating activities		4,411,937
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(5,350,000)
Net cash used in financing activities		(5,350,000)
Net decrease in cash		(938,063)
Cash, beginning of year		1,984,820
Cash, end of year	$	1,046,757

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory, LLC (the "Firm") is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not effect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

Financial Statement Presentation

The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and the standards of the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Accounts Receivable and Unbilled Services

Client receivables, net is comprised of accounts receivable and unbilled services, net of allowances. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. Of the $494,341 client receivables, net as of December 31, 2017, $395,190 related to accounts receivable, net and $99,151 related to unbilled services, net. Management believes that, based on industry practice and collection history, the client receivables balance at December 31, 2017 was not collectible in full, and accordingly, a total allowance for losses on client receivables of $186,330 was recorded.

Unearned Revenue

Client prepayments and retainers are classified as deferred revenues and recognized over future periods as earned in accordance with the applicable engagement agreement.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2017.

Revenue Recognition

Revenues represent fees charged to customers on transactions. Reimbursable expenses are costs incurred in providing services to the customers of the Firm.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, as a new Topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In accordance with the new standard, the Firm will adopt ASU 2014-09 on January 1, 2018 using the modified retrospective transition method, under which the new guidance will be applied to the current period presented in the financial statements and a cumulative-effect adjustment will be recorded as of the date of adoption. The Firm does not expect this guidance to have a material impact on its consolidated financial statements.

NOTE 2 - Allowance for Doubtful Accounts

Client receivables are presented on the balance sheet net of estimated uncollectible amounts. The Firm records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Firm recorded an allowance for doubtful accounts of $186,330 as of December 31, 2017.

NOTE 3 - Fair Value of Financial Instruments

The Firm's financial instruments are cash, client receivables, accounts payable, and unearned revenues for which recorded values approximate fair values based on their short-term nature.

NOTE 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2017, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2017, the Firm had net capital of $986,282, which was $981,282 in excess of its required net capital of $5,000. The Firm's ratio of aggregated indebtedness to net capital was 0.06 to 1 at December 31, 2017.

NOTE 5 - Expense Agreement

The Firm has an expense agreement with two affiliates, Huron Consulting Services, LLC and Huron Consulting Group Inc. (collectively, the "Affiliates") whereby the Firm makes use of a portion of the Affiliates' office and support personnel which does not cause the affiliate to incur significant, if any, additional costs and expenses. The Affiliates have adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Affiliates, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm are funded by the Affiliates; such costs are charged to expense along with a related payable to Affiliates. In certain situations, the Firm may provide services to customers in conjunction with services provided by the Affiliates. In such cases, the customers may choose to pay the Affiliates for fees charged by both the Firm and the Affiliates. In such cases, the Firm will record revenue for services provided to the customer in accordance with its revenue recognition policy and a related receivable from Affiliates for the cash collected by the Affiliates on behalf of the Firm. As of December 31, 2017, the Firm recorded a net receivable from Affiliates balance of $340,342.

NOTE 6 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through one bank account. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2017, had no amounts or securities due to the account from unsettled trades. The amount of cash in the bank account was $1,046,757 at December 31, 2017.

NOTE 7 - Concentration of Credit Risk

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2017, there was $1,046,757 held at one financial institution exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash and investment accounts.

NOTE 8 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm, and there are no contingencies regarding litigation or arbitration.

NOTE 9 - Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2017, were $59,800.

NOTE 10 - Major Customers

Revenues from institutional clients in excess of 10 percent of total Firm revenues are as follows:

Customer 1 - $3,067,870

Customer 2 - $1,566,884

NOTE 11 - Subsequent Events

The Firm's management has evaluated subsequent events through February 12, 2018, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Huron Transaction Advisory, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

		2017
Computation of Net Capital		
Total members' equity qualified for net capital		1,911,209
Less non-allowable assets:		
Client receivables, net		494,341
Receivables from affiliates		340,342
Prepaid expenses and other current assets		90,244
Net capital	$	986,282
Net capital requirement		5,000
Excess net capital	$	981,282
Net capital less 10% of aggregate indebtedness	$	980,235
Computation of Aggregate Indebtedness		
Aggregate indebtedness		60,475
Ratio: Aggregate indebtedness to net capital		0.06

NOTE: There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

Huron Transaction Advisory, LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

Huron Transaction Advisory, LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Huron Transaction Advisory, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Huron Transaction Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huron Transaction Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Huron Transaction Advisory, LLC stated that Huron Transaction Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huron Transaction Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huron Transaction Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 12, 2018

Huron Transaction Advisory, LLC
550 W Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory, LLC's Exemption Report
Required by Rule 17a-5 of the Securities and Exchange Commission

Huron Transaction Advisory, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Huron Transaction Advisory, LLC

I, ______Geoffrey Frankel____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

____

Title: Managing Director and Chief Compliance Officer

February 12, 2018

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Huron Transaction Advisory, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Huron Transaction Advisory, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Huron Transaction Advisory, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Huron Transaction Advisory, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Huron Transaction Advisory, LLC's management is responsible for Huron Transaction Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 12, 2018

[redacted]

Huron Transaction Advisory, LLC

Annual Audit Report
For the Year Ended
December 31, 2017

Huron Transaction Advisory, LLC
Table of Contents